Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we issued a press release announcing that we have entered into the Transaction. The text of the press release follows.

[Logo of DHL Worldwide Express]	[Logo of Airborne Express]

DHL TO ACQUIRE GROUND OPERATIONS OF AIRBORNE, INC. TO CREATE

STRONGER THIRD COMPETITOR IN U.S. EXPRESS DELIVERY MARKET

AIRBORNE AIRLINE OPERATIONS TO BECOME

INDEPENDENT PUBLIC COMPANY, ABX AIR, INC.

AIRBORNE SHAREHOLDERS TO RECEIVE $21.25 PER SHARE IN CASH

AND FULL OWNERSHIP OF ABX AIR, INC.

COMBINATION EXPECTED TO BRING INTENSIFIED COMPETITION AND

IMPROVED SERVICE TO A BROADER RANGE OF CUSTOMERS

Seattle, Washington and Brussels, Belgium, March 25, 2003 – Airborne, Inc. (NYSE: ABF) and DHL announced today that they have entered into a definitive merger agreement that will create a stronger third competitor in the U.S. express delivery market and bring the benefits of intensified competition and enhanced service to millions of small- and medium-sized businesses that purchase expedited door-to-door delivery of small packages and documents.

Under the terms of the agreement, DHL will acquire Airborne’s ground operations1 for $21.25 per share in cash, or a total equity value of approximately $1.05 billion. Upon conclusion

1Ground operations defined as all non-airline related activities of the company of the acquisition, Airborne’s air operations will be separated from its ground operations and will become an independent public company, called ABX Air, Inc. (“ABX Air”). ABX Air will be wholly owned by Airborne’s current shareholders, who will each receive one share of ABX Air for every Airborne share they hold.

“The UPS/FedEx duopoly has a 79%2 share of the U.S. express delivery market, and the combination of DHL and Airborne will enable us to create a much stronger competitor, which will benefit a broader range of express delivery customers,” said Carl Donaway, Chairman and CEO of Airborne, who will become the CEO of the enlarged DHL business in the U.S. “In the markets we compete in today, made up primarily of large, corporate accounts, Airborne’s price levels are substantially lower than our competitors. The expanded DHL business will have the capital and resources to leverage this value into the small to mid-sized marketplace.

“This is a pro-competitive transaction that has compelling benefits for shareholders, customers, and employees,” continued Donaway. “Although Airborne has been adjusting to a dynamic and changing marketplace, this merger will bring the company to another level of competitiveness in an industry that badly needs more competition. We will be able to provide better value to customers today while investing in expanded service, new products and innovative technology in the future.”

“This combination will strengthen DHL’s presence in the U.S., and our global presence will bring significant benefits to Airborne customers,” said Uwe Doerken, CEO of DHL Worldwide. “We see great opportunity for DHL to build on the capabilities of the new combined company in the U.S. market, especially in the under-served small- and medium-sized business segments, and we are prepared to make a substantial long-term marketing investment to build a strong competitor able to provide increased value for U.S. customers.”

Airborne is the third largest air overnight parcel carrier in the United States, with an 18.82% market share in the air overnight category, delivering approximately 356 million domestic parcels in 2002. DHL has the world’s most extensive international parcel delivery network, with service to 120,000 destinations in more than 220 countries worldwide. Although DHL has the leading market share in international express delivery outside the U.S., it has less than a 2% share of the U.S. air overnight domestic market today.

The U.S. ground operations of Airborne and DHL will operate under the DHL brand. “We will seek to build on the best of both companies while maintaining our focus on superior service, performance and productivity. The combination of Airborne and DHL will result in increased opportunity for employees of both companies because the combined U.S. operations will be able to compete more effectively and pursue a more aggressive growth strategy,” said Donaway.

The transaction, which is subject to shareholder and regulatory approvals, is expected to be completed during the summer of 2003.

ABX Air will have its own Board of Directors, management, independent auditor and SEC financial reporting requirements. The Chief Executive Officer will be Joe Hete, who is currently the senior operating executive of Airborne’s airline operations. To ensure ABX Air continues to meet U.S. citizenship requirements, its certificate of incorporation will include standard mechanisms to prevent foreign entities from gaining a control position, including share ownership limits and foreign owner share registry.

On completion of the transaction, ABX Air and DHL will enter into arms-length commercial agreements that will govern their relationship, including an aircraft, crew, maintenance

2Source: Colography Group U.S. Domestic and Export Air Traffic and Yield Analysis for 3Q02 YTD

and insurance (ACMI) agreement under which the new airline company will provide air service to DHL’s ground business. It will also provide these services to third parties.

Goldman, Sachs & Co. is serving as financial advisor to Airborne and O’Melveny & Myers is serving as legal advisor. Deutsche Bank is serving as financial advisor to DHL and Simpson Thacher & Bartlett is serving as legal advisor.

Webcast/Teleconference Information

A conference call and webcast will be held for the investment community on Tuesday, March 25, at 8:30 a.m. EST/5:30 a.m. PST. The dial-in number for domestic callers is 1 (800) 946-0783. The dial-in number for international callers is 1 (719) 457-2658. A replay of the call will be available for 30 days beginning approximately four hours after the call’s conclusion. The replay number for domestic callers is 1 (888) 203-1112 using the passcode 666047. The replay number for international callers is 1 (719) 457-0820, also using the passcode 666047. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to members of the news media, investors and the general public. Access to live and replay audio of the conference call will be available by following the appropriate links at www.dhlairborne.com. The event will be archived and available for replay for 30 days beginning approximately four hours after the call’s conclusion.

About Airborne, Inc.

Airborne, Inc. is the holding company for Airborne Express. For more than 50 years, Airborne Express has served the shipping needs of business customers around the world. Today, Airborne offers total distribution solutions by providing customers time-sensitive delivery of documents, letters, small packages, and freight to virtually every U.S. ZIP code and more than 200 countries. Customers can select from a variety of services including same-day, next-morning, next-afternoon or second-day delivery, air freight, ocean service, and logistics management. Airborne employs over 22,000 people worldwide and achieved total revenues of US$3,348 million in 2002.

About DHL

DHL is the world’s leading express and logistics company offering customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL’s international network links over 120,000 destinations in more than 220 countries and territories, and employs 71,000 people, over 10,000 of which are based in the U.S. Total revenues in 2002 accounted for US$1,046 million in the U.S., and approximately US$5.8 billion3 worldwide. DHL is majority owned by Deutsche Post World Net.

CONTACTS:

Media Jim Barron/Kim Levy/Kristin Celauro Citigate Sard Verbinnen 212-687-8080	Airborne Investors Len Cereghino Cereghino Group 206-762-0993 OR Lanny Michael, CFO Airborne, Inc. (206) 830-1592

3Exchange rate used is .944 Euros per U.S. Dollar

Forward-Looking Statements

Except for historical information, the matters discussed in this release contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this press release is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.